[Letterhead of Tennessee Commerce Bancorp, Inc.]

June 30, 2010

Via EDGAR

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Tennessee Commerce Bancorp, Inc.

Registration Statement on Form S-1

Filed May 27, 2010

File No. 333-167114

Dear Mr. Clampitt:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated June 22, 2010 with respect to the above-referenced filing.

We have filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-167114) (the “Form S-1”), together with a copy of this letter via EDGAR submission.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

Form S-1 filed May 27, 2010

General

1.             Please tell us, with a view toward revised disclosure, whether the company’s directors and/or officers intend to purchase any of the shares in the offering. Please tell us whether any shares will be specifically reserved for directors, officers or other groups of investors.

In response to the Staff’s comment, the disclosure on page 39 of Amendment No. 1 reflects that the underwriters have reserved shares of our common stock for sale, at the public offering price, to our directors, officers, employees and related persons in connection with a directed share program, and we will disclose the number of reserved shares in a subsequent pre-effective amendment as soon as such information is available. The directed share program will be administered in accordance with the rules and regulations of the Financial Industry Regulatory Authority, and the total number of reserved shares will be no more than 5% of the total number of shares proposed to be sold in the offering. While we have neither requested nor received commitments to purchase shares in the directed share program, certain of our directors and officers have informally indicated that they intend to purchase shares in the program.

2.             Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

We will provide the Staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation prior to the filing of a request for acceleration of effectiveness of the registration statement.

3.             It appears that the Form 10-Q for the fiscal quarter ended March 31, 2010 includes repossessed assets in the balance sheet item “Other Assets.” Please revise future filings to separately disclose repossessed assets or advise us why you feel it is appropriate to include them in “Other Assets.”

In response to the Staff’s comment, in future filings, beginning with our Form 10-Q for the fiscal quarter ending June 30, 2010, we will separately disclose repossessed assets from “Other Assets” in our consolidated financial statements.

Prospectus Cover Page

4.             Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to acceleration of effectiveness of the registration statement. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Release No. 33-6714.

In response to the Staff’s comment, we will disclose the number of shares we plan to register and all other information not permitted to be omitted pursuant to Rule 430A in a subsequent pre-effective amendment as soon as the applicable information is available.

Recent Developments, page 3

Asset Quality, page 3

5.             Please revise this section to disclose whether you have reduced your holdings of repossessed and nonperforming assets since March 31, 2010 and, if so, the amount by which they have been reduced. Please also describe in greater detail the three loans to which you attribute the additional increase in nonperforming assets. For example, disclose the type of loan, the amount by which you are under-secured and the amount reserved for those loans.

In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 1 to (i) account for the amounts of repossessed and nonperforming assets as of June 30, 2010, which dollar amounts we will disclose in a subsequent pre-effective amendment as soon as such information is available, and (ii) describe in greater detail the three loans that contributed to the increase in nonperforming assets at March 31, 2010. In a subsequent pre-effective amendment to the registration statement, we will update the information in the Form S-1 currently presented as of March 31, 2010 to reflect amounts as of June 30, 2010, except for the amounts of our repossessed and nonperforming assets for which we will disclose amounts at both March 31, 2010 and June 30, 2010 in response to the Staff’s comment.

Executive Compensation, page 5

6.             Please confirm that your definition of Named Executive Officers here and in your definitive proxy statement on Schedule 14A filed on April 16, 2010 is consistent with Item 402(a)(3) of Regulation S-K. Specifically, confirm that you have disclosed compensation information for your PEO, PFO and three most highly compensated executive officers other than the PEO and PFO who were serving as executive offers [sic] at the end of the last completed fiscal year and whose compensation exceeded $100,000.

In response to the Staff’s comment, we confirm that our definition of Named Executive Officers on page 5 of the Form S-1 and in our definitive proxy statement on Schedule 14A filed on April 16, 2010 is consistent with Item 402(a)(3) of Regulation S-K. For the year ended December 31, 2009, we determined that only four of our officers, including the Chief Executive Officer and Chief Financial Officer, had “policymaking authority” and, therefore, were deemed to be executive officers, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended. Accordingly, we have disclosed compensation information only with respect to these four executive officers. Because Art Helf retired as our Chairman and Chief Executive Officer effective as of December 31, 2009, he did not receive an award of restricted stock on June 1, 2010 and, therefore, is not shown in the table on page 5 of Amendment No. 1.

Risk Factors, page 11

Nonperforming assets adversely affect our results …, page 13

7.             We note the increase in nonperforming assets and repossessed assets at March 31, 2010 compared to December 31, 2009. Please revise this risk factor to disclose the increase in nonperforming assets and repossessed assets.

In response to the Staff’s comment, we have revised this risk factor on page 13 of Amendment No. 1 to disclose the increase in nonperforming assets and repossessed assets.

Exhibits

8.             Please file the underwriting agreement and legal opinion as exhibits to your next amendment or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

In response to the Staff’s comment, we will file the form of underwriting agreement and legal opinion as Exhibits 1.1 and 5.1, respectively, in a subsequent pre-effective amendment, and we acknowledge that the Staff will require adequate time to review and comment on those documents.

*              *              *

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (615) 599-2274, or our legal counsel in this regard, Marlee Mitchell at (615) 850-8943 or David Wilson at (615) 850-8586.

Sincerely,

/s/ Frank Perez
Frank Perez, Chief Financial Officer

Enclosure

cc:           E. Marlee Mitchell, Esq.

David G. Wilson, Esq.